

February 24, 2020

Joerg Hornstein
Chief Financial Officer
AC Immune SA
EPFL Innovation Park
Building B
1015 Lausanne
Switzerland

> **Re: AC Immune SA**
> **Form 20-F for the Fiscal Year Ended December 31, 2018**
> **Filed April 19, 2019**
> **File No. 001-37891**

Dear Mr. Hornstein:

　　We have completed our review of your filings. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

　　　　　　　　　　　　　　　　　　　　Sincerely,

　　　　　　　　　　　　　　　　　　　　Division of Corporation Finance
　　　　　　　　　　　　　　　　　　　　Office of Life Sciences